UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Unibanco – União de Bancos Brasileiros S.A.
(Name of Subject Company)

Unibanco – Union of Brazilian Banks S.A.
(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil
(Jurisdiction of Subject Company’s Incorporation or Organization)

Banco Itaú Holding Financeira S.A.
(Name of Person(s) Furnishing Form)

Unibanco Common Shares
Unibanco Preferred Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Carlos Roberto Zanelato
Praça Alfredo Agydio de Souza Aranha, 100
04344-902
São Paulo – SP, Brazil
55 11 5019 8101
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 3, 2008 (date of exchange offer announcement)
(Date Tender Offer/Rights Offering Commenced)

PART I- INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a) Not applicable

(b) Not applicable

Item 2.  Informational Legends

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
(1)
Evaluation Report on the Calculation of the Ratio of Exchange for Preferred Shares Based on the 45 Trading Sessions Held in the Period from September 1 to October 31, 2008, by BDO Trevisan Auditores Independentes, dated November 10, 2008

(2)	Banco Itaú S.A. Certification Report on the Net Book Equity as of September 30, 2008, by PricewaterhouseCoopers Auditores Independentes, dated November 12, 2008

(2) Not applicable

(3) Not applicable

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB with the Securities and Exchange Commission (the “SEC”), Banco Itaú Holdings Financeira S.A. is filing with the SEC a written irrevocable consent and power of attorney on Form F-X.

PART VI - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Banco Itaú Holding Financeira S.A.

By:	/s/ Alfredo Egydio Setubal
Name: Alfredo Egydio Setubal
Title: Investor Relations Officer

By:	/s/ Silvio Aparecido de Carvalho
Name: Silvio Aparecido de Carvalho
Title: Chief Financial Officer

Date: November 28, 2008